UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A ANNOUNCES CREATION OF VICEPRESIDENCY OF TREASURY —
VICE-PRESIDENT’S DESIGNATION
Medellín, Colombia, February 5, 2008
At a meeting held on February 4, 2008, the Board of Directors of BANCOLOMBIA S.A. (“Bancolombia”) created a new vice presidency position that will be managing the Bank’s treasury products and the investment portfolio. This new position will be named Vice President of Treasury. The Board of Directors designated Mr. Carlos Alberto Rodriguez Lopez to fill in this position. Mr. Rodriguez Lopez will become a representative of the bank once he is authorized by the Superintendency of Finance.
Mr. Rodriguez Lopez holds undergraduate and postgraduate degrees in economics from Universidad de los Andes and an MBA from Insead (France). Among other positions, he has been Director of the Market Transactions Department of the Colombian Central Bank, General Manager of Public Credit and National Treasury, Vice President of Development of the Colombian Stock Exchange, and Manager of Corporate Finance at Interconexion Electrica S.A. (ISA). He has also been professor at Universidad de los Andes.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 5, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance